Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127

For Immediate Release	June 29, 2006
CANADIAN SUPERIOR INDICATES THAT BOTH PETRO-CANADA’S AND CANADIAN OIL SANDS’
BIDS FOR CANADA SOUTHERN LACK CREDITABILITY. CANADIAN SUPERIOR ALSO FURTHER
ADVISES CANADA SOUTHERN’S SHAREHOLDERS OF CANADA SOUTHERN’S DIRECTORS
FAILURE TO MEET WITH CANADIAN SUPERIOR TO REVIEW THE UNDERLYING VALUE OF
CANADIAN SUPERIOR’S OFFER TO TAKEOVER CANADA SOUTHERN
CALGARY, ALBERTA—(CCNMatthews — June 29, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, announced today that it is of the opinion that both Petro-Canada’s (NYSE:PCZ) (TSX:PCA) and Canadian Oil Sands Limited’s (“Canadian Oil Sands’”) (TSX:COS.UN) bids for Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) lack creditability and further advises Canada Southern’s shareholders of Canada Southern’s failure to meet with Canadian Superior to review the underlying value of Canadian Superior’s offer to takeover Canada Southern in spite of the fact that on June 26, 2006, the Board of Directors of Canada Southern publicly stated in their Directors’ Circular of June 26, 2006 filed with the U.S. Securities and Exchange Commission (“SEC”) and on SEDAR that they had carefully reviewed Canadian Superior’s takeover offer for the shares of Canada Southern.
Canadian Superior met with the President of Canada Southern and their legal counsel at Canadian Superior’s offices on Friday, June 2, 2006 after Canadian Superior having invited all the members of Canada Southern Board of Directors to meet with Canadian Superior. At the meeting, Canadian Superior indicated that it was going to make a bid for Canada Southern and the President of Canada Southern indicated that to properly evaluate Canadian Superior’s bid, Canada Southern and their Board would require their in-house technical staff to review Canadian Superior’s inventory of projects and assets to properly place a value on Canadian Superior’s offer. Ever since this time, Canada Southern and its advisors have failed to meet with Canadian Superior to determine the fair market value of Canadian Superior’s offer despite Canadian Superior’s continued willingness to meet with Canada Southern.
Canadian Superior is of the opinion that as a result of Canada Southern’s actions, the Directors of Canada Southern may have breached their fiduciary obligation to Canada Southern’s shareholders. Canadian Superior is of the opinion that the actions of Canada Southern Board of Directors regarding Canada Southern’s improper evaluation of Canadian Superior’s offer to acquire Canada Southern results in actions that are not in the best interests of Canada Southern’ shareholders.
Canadian Superior stands by the view that its shares are currently undervalued and offer Canada Southern’s shareholders tremendous upside compared to cash offers by Petro-Canada and Canadian Oil Sands. Canadian Superior encourages Canada Southern’s shareholders to review Canadian Superior’s “New 2006 Corporate Presentation” on its website, www.cansup.com, and the summary contained therein of Canadian Superior’s estimated Net Asset Value per Share of approximately $4.52/share Canadian dollars (US $4.02/share) based on today’s exchange rate, and currently Canadian Superior is bidding 2.75 shares and Cdn. $2.50 cash for any and all Canadian Southern shares tendered into Canadian Superior’s bid. Accordingly, Canadian Superior estimates that the true fair and full value of Canadian Superior’s bid for Canada Southern equates to approximately Cdn. $14.93/share (US $13.28).
Speaking in Calgary today, Canadian Superior’s Chairman and CEO, Greg Noval, said, “We are very optimistic that Canada Southern’s shareholders will recognize the full and fair value of Canadian Superior’s bid for Canada Southern. We have also received very favourable comments on our bid from several Canada Southern shareholders. I am personally of the opinion that the sincerity of Canadian Oil Sands’ bid for Canada Southern may be summed up, as publicly reported on Tuesday, June 20, 2006, with a quote by Canadian Oil Sands’ Chief Executive Officer Marcel Coutu who stated publicly at Canada’s largest annual oil and gas investment symposium held by the Canadian Association of Petroleum Producers (“CAPP”), only one week before the announcement of Canadian Oil Sands’ bid for Canada Southern;” Mr. Coutu said, “We are happy to stay within the Athabasca region and are bound to stay within the Athabasca region because of trust indentures. We will not go elsewhere without telling you and without getting votes. We have no inclination to move in that direction. We would move out of Syncrude and have been looking at other things but we are focused on Western Canada and the Athabasca region.” Several oil analysts have also questioned Canadian Oil Sands’ bidding for Canada Southern and their bid appears to be in contravention of recent public commitments to their own unit holders.
Canadian Superior said today that the creditability of Petro-Canada’s revised bid for Canada Southern earlier today can also be seriously questioned; given that Petro-Canada has stated publicly on at least three (3) previous occasions that they were not upping their bid for Canada Southern.
Accordingly, Canadian Superior encourages all Canada Southern shareholders to carefully review Canadian Superior’s bid for any and all outstanding shares of Canada Southern. Canadian Superior’s offer is also not subject to any minimum threshold of shares tendered to its offer, unlike Petro-Canada’s and Canadian Oil Sands’ requirements that 66 2/3% of Canada Southern shares be tendered to their respective bids. Canadian Superior welcomes any questions that Canada Southern shareholders may have regarding Canadian Superior’s offer for your shares, and for further information please contact Canadian Superior in Calgary, Alberta, Canada.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and the Company’s offshore Nova Scotia interests.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission and the Corporation’s Offer to Purchase Canada Southern Petroleum Ltd. and Circular which has been filed as part of a Schedule TO on file with the U.S. Securities and Exchange Commission.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com

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